Quila Marias Tequila Ria LLC

Financial Statements

December 31, 2015

CONNETT & ANAGNOST

CERTIFIED PUBLIC ACCOUNTANTS

Stephen G. Connett, CPA
sconnett@cacpapa.com

Constance A. Anagnost, CPA
canagnost@cacpapa.com

Independent Accountants' Review Report

To Management
Tequila Marias Tequila Ria LLC
Seffner, Florida

I have reviewed the accompanying balance sheet of Tequila Marias Tequila Ria LLC as of December 31, 2015and the related statements of income and cash flows for the Period August 1, 2015 (inception) to December 31, 2015 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whhhether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Stephen G. Connett CPA
Connett & Anagnost CPA's PA
May 16, 2017



Members of
CPA

604 East Morgan Street • Brandon, Florida 33510
Office (813) 651-0406 • Fax (813) 654-9491
www.cacpapa.com



Quila Marias Tequila Ria LLC
Balance Sheet
December 31, 2015

Assets

Current Assets

Cash and Cash Equivalents	$1,645
Total Current Assets	1,645

Total Assets	**$1,645**

Liabilities and Member Equity

Current Liabilities

Due to Related Entity	15,545
Total Current Liabilities	15,545

Total Liabilities	15,545

Member Equity

Member Equity	11,300
Accumulated Deficit	(25,200)
Total Member Equity	(13,900)

Total Liabilities and Member Equity	**$1,645**

Unaudited See accompanying notes

Quila Marias Tequila Ria LLC
Income Statement
For the period August 1, 2015 (Inception) to December 31, 2015

Operating Expense

Management Fees	$7,906
Marketing	4,928
Research and Development	9,000
Web Design	1,442
Outside Services	1,200
Auto	230
Office Supplies	202
Bank Charges	165
Miscellaneous	127
Net Loss from Operations	25,200
Net Loss	25,200

Unaudited - See accompanying notes

Quila Marias Tequila Ria LLC
Statement of Cash Flows
For the period August 1, 2015 (Inception) to December 31, 2015

Cash Flows from Operating Activites

Net (Loss) for the Period	($25,200)
Net Cash Flows from Operating Activites	(25,200)

Cash Flows from Financing Activities

Member Equity Issued	11,300
Loans from Related Entity	15,545
	26,845

Cash at Beginning of Period	0
Net Increase in Cash	1,645
Cash at End of Period	$1,645

Unaudited - See accompanying notes

Quila Marias Tequila Ria LLC
Notes to the Financial Statements (Unaudited)
December 31, 2015

Note 1 – Organization and Nature of Activities

Quila Marias Tequila Ria LLC was formed as a limited liability company under the laws of the State of Florida on August 1, 2015. The company will produce tequila and margaritas for sales at wholesale.

The company is conducting an equity offering that will raise capital and other forms of investment equity to be used to construct the Tequila Ria production facility and to fund operations until such time that the Tequila Ria becomes self supporting.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Note 3 – Cash and Cash Equivalents

Cash and cash equivalents include all cash balances. The total, as indicated in the financial statements is $3,775.

Note 4 – Membership Equity

The company has 50,000,000 units authorized with 1,730,000 units issued and outstanding.

Note 5 – Subsequent Events

Management has considered all events subsequent to the end of the period but before May 16, 2017, the date that the financial statements were available to be issued.